Exhibit 6.3

May 3, 2022

Taylor Green

Ontario Office

RAD Diversified REIT, Inc

Dear Taylor Green,

On behalf of RAD Diversified REIT, Inc (the "Company"), I am very pleased to offer you the position of Chief Operating Officer). This is a full-time position based in the Ontario office. This letter is intended to clarify and confirm the terms of your prospective employment with the Company.

Compensation

Your new base salary will be $220,000 per year, payable in accordance with the Company's standard payroll practices and procedures. Your compensation will be subject to reduction to reflect all applicable federal and state income and employment withholding taxes and other deductions required by law. This salary will be subject to adjustment pursuant to the Company’s employee compensation policies in effect from time to time.

Department, Manager

You will work in the Company’s Operations Department, and you will report to the Company's Chief Executive Officer.

Hours of Work

As an exempt, salaried employee, there are no set hours for your position. However, you generally are expected to observe our regular business hours, which are currently 8:00 A.M. to 5:00 P.M., Monday through Friday. At times, the needs of the Company’s business may require that you work overtime. It is essential that you be available for overtime work.

Benefits

During the term of your employment, you will be eligible to participate in a number of the Company-sponsored benefits, including medical, dental, vision, and life benefits, unlimited vacation, and other benefits as may be offered by the Company from time to time, subject to the terms and conditions stated in the Company's Employee Handbook that will be provided to you.

Preemployment Screening

This offer of employment is contingent on the successful completion of a background and reference check.

Employment at Will

If you accept our offer of employment, your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time for any reason, with or without cause. Any statements to the contrary that may have been made to you, or that may be made to you, by the Company, or representatives are superseded by this offer letter agreement. Although your job duties, title, compensation and/or benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment with the Company may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you).

Rad Diversified REIT, Inc

3110 E Guasti Road Suite 300

Ontario CA 91761

Employment Eligibility

To comply with immigration laws, you must provide the Company with evidence of your identity and eligibility for employment in the United States no later than three (3) business days after your Start Date. If you are in visa status, you also must provide new or renewed evidence of your eligibility for employment immediately prior to, or upon expiration of, your visa authorization.

Confidential Information and Invention Assignment Agreement

As a condition to your employment with the Company, you acknowledge that you have executed and delivered a copy of the Company's [Confidential Information and Inventions Agreement] and will abide by its terms. You acknowledge that a remedy at law for any breach or threatened breach by you of the provisions of the [Confidential Information and Inventions Agreement] would be inadequate, and you therefore agree that the Company shall be entitled to injunctive relief in case of any such breach or threatened breach.

Governing Law

This letter offer agreement is made and shall be construed and enforced in accordance with the laws of the State of California, without application of conflict of laws principles. This letter offer agreement supersedes and replaces all prior agreements or understandings, oral or written, between the Company and you, except for prior confidentiality agreements, if any. This Agreement may not be modified except by a writing signed both by an authorized officer of the Company and by you.

Severability

If any provision of this letter offer agreement is determined to be invalid or unenforceable, the remainder shall be unaffected and shall be enforceable against both the Company and you.

Arbitration

Any controversy, dispute or claim arising out of, or relating to, this letter offer agreement or breach thereof shall first be settled through good faith negotiation.  If the dispute cannot be settled through negotiation, the Company and you agree to attempt in good faith to settle the dispute by mediation administered by American Arbitration Association (“AAA”) in (Los Angeles, CA) (the "Resolution Location").  If we are unsuccessful at resolving the dispute through mediation, the Company and you agree to binding arbitration administered by AAA at the Resolution Location in accordance with the AAA Commercial Arbitration Rules, with a single arbitrator familiar with employment and technology agreements appointed by AAA.  In the event of any dispute, the prevailing Party shall be entitled to its reasonable attorneys' fees and costs from the other Party, irrespective of the matter being litigated or arbitrated to a final judgment or award.  The AAA arbitrator's decision shall be final and binding upon the Company and you and may be entered in any court having competent jurisdiction over each of us."

This offer and all terms of employment stated in this letter will expire five (5) calendar days from the date of this letter.

Sincerely,

Dutch Mendenhall

CEO

Rad Diversified REIT, Inc

3110 E Guasti Road Suite 300

Ontario CA 91761

ACCEPTANCE

I accept employment with RAD Diversified REIT, Inc. under the terms set forth in this letter offer agreement.

Employee Signature:            /s/ Taylor Green

Employee Name:       Taylor Green

Signature Date:               5/3/2022

RAD Diversified REIT, Inc

Employer Signature:      /s/ Brandon Mendenhall

Employer Name:            Brandon Mendenhall

Signature Date:            5/3/2022

Rad Diversified REIT, Inc

3110 E Guasti Road Suite 300

Ontario CA 91761